Release Time    IMMEDIATE
Date            10 April 2001
Number  35/01

BHP SENIOR APPOINTMENT - COMPANY SECRETARY

BHP Limited (BHP) today announced the appointment of Karen Wood as Company Secretary, effective 1 June this year. Ms Wood is currently Company Secretary and General Counsel at Bonlac Foods Limited.

Ms Wood will be a member of the BHP Management Committee and will report through BHP Vice President and Chief Legal Counsel John Fast to the BHP Chairman Don Argus and BHP Managing Director and CEO Paul Anderson.

Mr Fast said: "Ms Wood will be responsible for advising and assisting the BHP Board and senior management team in ensuring the continuous improvement of Board operating practices and the Company's corporate governance framework.

"Ms Wood will also have a key role in advising the BHP Board in the lead-up to the Company's planned merger with Billiton. After approval of the merger by shareholders of both companies, she will be responsible for assisting with the successful integration of board activities and processes," he said.

Ms Wood has been employed as Company Secretary and General Counsel at Bonlac Foods Limited since 1996 and has been responsible for advising and assisting the Bonlac Board with the Company's proposed alliance with the New Zealand Dairy Board.

She is a Member of the Corporations & Securities Panel (Takeovers Panel), a Fellow and Branch Council Member of Chartered Secretaries Australia and a member of several other industry professional associations.

Prior to her employment at Bonlac, Ms Wood was a Senior Associate at Deacons Graham & Jones law firm.

****
Further information can be found on our Internet site: http://www.bhp.com




Media Relations
Mandy Frostick Manager Media Relations
Ph: 61 3 9609 4157  Mob: 61 3 419 546 245

Investor Relations
Andrew Nairn, Senior Investor Relations Analyst
Ph: 61 3 9609 3952   Mob: 61 3 408 313 259

Francis McAllister
Vice President Investor Relations
Houston (North America)
Ph:  713  961 8625






				CV


Wood, Karen

Company Secretary BHP, June 2001

Career

Company Secretary and General Counsel, Bonlac Foods Limited 1996 -;
Senior Associate Deacons Graham & James law firm (formerly Weigall & Crowther) 1995-1996; Academic Member Faculty of Law, Monash University 1993-1996; Various positions including Practising Solicitor at Weigall & Crowther law firm (now Deacons Graham & James).

Committees & professional associations

Member, Corporations & Securities Panel (Takeovers Panel); Fellow, Chartered Secretaries Australia; Member, Branch Council Chartered Secretaries Australia; Committee Member, Education and Profile Committees, Chartered Secretaries Australia; Member, Law Institute of Victoria; Member, Australian Corporate Lawyers Association; Member, Australian Institute of Company Directors.

Personal

Born: 21 February 1956, Australia.
Education: Monash University, Bachelor of Laws (Honours) 1984; Melbourne State College, Bachelor of Education 1977.
Marital Status: Married with two children.
Recreation: Reading, cooking and travel.

end